Exhibit 3.1
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
THE YORK WATER COMPANY
Article I.
     The name of the Corporation is The York Water Company.
Article II.
     The address of the registered office of the Corporation in this Commonwealth is 130 East Market Street, York, Pennsylvania 17401.
Article III.
     The purpose or purposes for which the corporation is incorporated are:
     (a) To engage in, and do any lawful act concerning, any or all lawful business for which a corporation may be incorporated under the Business Corporation Law.
     (b) To supply water to the public in the following municipalities or portions thereof in the Commonwealth of Pennsylvania, and to such persons residing therein or adjacent thereto as may desire the same:
All of the City of York, the Boroughs of East Prospect, Glen Rock, Hellam, Jacobus, Jefferson, Longanville, Manchester, Mount Wolf, New Freedom, New Salem, North York, Railroad, Seven Valleys, Shrewsbury, Spring Grove, West York, Wrightsville, York Haven and Yorkanna and the Townships of East Manchester, Hellam, Manchester, Shrewsbury, Springfield, Spring Garden, Springettsbury and West Manchester, and parts of the Townships of Codorus, Conewago, Hopewell, Jackson, Lower Windsor, Newberry, North Codorus, North Hopewell, Windsor and York, all in the County of York and Commonwealth of Pennsylvania.
     (c) To divert, develop, pump, impound, distribute or furnish water from either surface or subsurface sources to or for the public in the territory described in clause (b) of this Article III and also in such additional territory within the Commonwealth of Pennsylvania as may be specifically described in Application Docket proceedings hereafter voluntarily commenced by the corporation (pursuant to appropriate resolutions of the Board of Directors duly entered upon the minutes of the corporation) before the Pennsylvania Public Utility Commission or its successor in office for the purpose of enlarging the territory in which the corporation may lawfully offer, render, furnish or supply water to the public.
     (d) To engage in all other matters incidental to any or all of such purposes.
Article IV.
     The term for which the Corporation is to exist is perpetual.

Article V.
     The aggregate number of shares which the Corporation shall have authority to issue is 47,000,000 shares, divided into 46,500,000 shares of Common Stock, without par value, and 500,000 shares of Series Preferred Stock without par value. At any meeting of the shareholders, each holder of Common Stock shall be entitled to one vote per share. Holders of Common Stock shall have the right to cumulate their votes for the election of directors of the Corporation. The board of directors shall have the full authority permitted by law to determine the voting rights, if any, and designations, preferences, qualifications, limitations, restrictions, and the special or relative rights of any class or any series of any class of the Series Preferred Stock that may be desired.
     Any or all classes and series of shares, or any part thereof, may be represented by uncertificated shares to the extent determined by the Board of Directors, except that any shares represented by a certificate that are issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation.